Exhibit 99.3
Risk Factors
There are a number of significant risks related to the Mergers (as defined below), including the risk factors enumerated below. In addition to the below, you should read and consider the risks associated with the businesses of each of EFC, Arlington and Great Ajax. The risks associated with the business of EFC can be found in its Annual Report on Form 10-K for the year ended December 31, 2022, and other reports of EFC. The risks associated with the business of Arlington can be found in its Annual Report on Form 10-K for the year ended December 31, 2022, as amended, and other reports of Arlington. The risks associated with the business of Great Ajax can be found in its Annual Report on Form 10-K for the year ended December 31, 2022, and other reports of Great Ajax. Unless otherwise specified or if the context so requires, the following terms have the meanings set forth below for purposes of this Exhibit 99.3:
“Arlington” refers to Arlington Asset Investment Corp., a Virginia corporation.
“Arlington Common Stock” refers to each outstanding share of Class A common stock, par value $0.01 per share, of Arlington.
“Arlington Merger” refers to the merger of Arlington with and into EF Merger Sub Inc., a direct wholly-owned subsidiary of EFC, with EF Merger Sub Inc. continuing as the surviving corporation of the Arlington Merger, pursuant to the Arlington Merger Agreement.
“Arlington Merger Agreement” refers to the Agreement and Plan of Merger, dated as of May 29, 2023, by and among EFC, EF Merger Sub Inc., Arlington and, solely for the limited purposes set forth in such merger agreement, EFC Manager.
“Closing” refers to the closing of the applicable Merger.
“Combined Company” refers to EFC and its subsidiaries, including the surviving company of each or both, as context requires, Merger, after the closing of each Merger.
“EFC” refers to Ellington Financial Inc., a Delaware corporation.
“EFC Board” refers to the board of directors of EFC.
“EFC Common Stock” refers to the common stock, par value $0.001 per share, of EFC.
“EFC Manager” refers to Ellington Financial Management LLC, a Delaware limited liability company and EFC’s external manager.
“EFC OP Units” refers to common units of the EFC Operating Partnership.
“EFC Operating Partnership” refers to Ellington Financial Operating Partnership LLC, a Delaware limited liability company and EFC’s operating partnership subsidiary.
“EMG” refers to Ellington Management Group, L.L.C. and its affiliated investment advisory firms.
“Great Ajax” refers to Great Ajax Corp., a Maryland corporation.
“Great Ajax Common Stock” refers to the common stock, par value $0.01 per share, of Great Ajax.
“Great Ajax Merger” refers to the merger of Great Ajax with and into EF Acquisition I LLC., a direct wholly-owned subsidiary of EFC, with EF Acquisition I LLC continuing as the surviving company of the Great Ajax Merger, pursuant to the Great Ajax Merger Agreement.
“Great Ajax Merger Agreement” refers to the Agreement and Plan of Merger, dated as of June 30, 2023, by and among EFC, EF Acquisition I LLC and Great Ajax, as amended from time to time.
“Merger” refers to the Arlington Merger, the Great Ajax Merger or the foregoing together, as context requires.
“Merger Agreement” refers to the Arlington Merger Agreement, the Great Ajax Merger Agreement or the foregoing together, as context requires.
“Target” refers to Arlington, Great Ajax or the foregoing together, as context requires.
“Target Common Stock” refers to Arlington Common Stock, Great Ajax Common Stock or the foregoing together, as context requires.

"TRS" refers to a taxable REIT subsidiary.
Risks Related to the Merger

Each Merger is subject to a number of unrelated conditions which, if not satisfied or waived in a timely manner, would delay the applicable Merger or adversely impact EFC’s and the applicable Target’s ability to complete the applicable Merger.

The completion of each Merger is subject to the satisfaction or waiver of a number of unrelated conditions. In addition, under circumstances specified in each Merger Agreement, EFC or the applicable Target may terminate the applicable Merger Agreement. In particular, completion of each Merger requires the approval of a proposal to consummate the Merger by the applicable Target’s common shareholders. While it is currently anticipated that each Merger will be completed shortly after the applicable Target’s special meeting to approve the applicable merger proposal, there can be no assurance that the conditions applicable to the Closing will be satisfied in a timely manner or at all, or that an effect, event, circumstance, occurrence, development or change will not transpire that could delay or prevent these conditions from being satisfied. Accordingly, EFC cannot provide any assurances with respect to the timing of the Closing, whether the applicable Merger will be completed at all or when the applicable Target shareholders would receive the consideration for the applicable Merger, if at all.

Failure to consummate the applicable Merger as currently contemplated or at all could adversely aff\ect the future business and financial results of EFC and the price of EFC Common Stock.

Each Merger may be consummated on terms different than those contemplated by the applicable Merger Agreement, or such Merger may not be consummated at all. If a Merger is not completed, or is completed on different terms than as contemplated by the applicable Merger Agreement, EFC could be adversely affected and subject to a variety of risks associated with the failure to consummate the applicable Merger, or to consummate the applicable Merger as contemplated by the applicable Merger Agreement, including the following:

•the EFC stockholders may be prevented from realizing the anticipated benefits of the applicable Merger;
•the market price of EFC Common Stock could decline significantly;
•reputational harm due to the adverse perception of any failure to successfully consummate the applicable Merger;
•incurrence of substantial costs relating to the Mergers, such as legal, accounting, financial advisor, filing, printing and mailing fees; and
•the attention of EFC’s and the applicable Target’s management and, in the case of Arlington, employees may be diverted from their day-to-day business and operational matters as a result of efforts relating to attempting to consummate the Mergers.

Any delay in the consummation of a Merger or any uncertainty about the consummation of a Merger on terms other than those contemplated by the applicable Merger Agreement, or if a Merger is not completed, could materially adversely affect the business and financial results of EFC and/or the price of EFC Common Stock.

The pendency of each Merger could adversely affect EFC’s and the applicable Target’s business and operations.

In connection with each pending Merger, some of the parties with whom EFC or the applicable Target does business may delay or defer decisions, which could negatively impact the revenues, earnings, cash flows and expenses of EFC or the applicable Target, regardless of whether the applicable Merger is completed, and of the applicable Combined Company, if the applicable Merger is completed. In addition, under each Merger Agreement, EFC and the applicable Target are each subject to certain restrictions on the conduct of its respective business prior to completing the applicable Merger. These restrictions may prevent EFC and/or the applicable Target from pursuing certain strategic transactions, acquiring and/or disposing of assets, undertaking certain capital projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. These restrictions may impede EFC’s or the applicable Target’s growth which could negatively impact its respective revenue, earnings and cash flows. Additionally, the pendency of each Merger may make it more difficult for EFC or the applicable Target to effectively retain and incentivize key personnel, which could have a negative effect on EFC’s or the applicable Target’s business. Furthermore, the process of planning to integrate EFC's, Arlington's and Great Ajax's businesses for the post-Merger period may divert management attention and resources and could ultimately have an adverse effect on each party.

Each Merger and related transactions are subject to the applicable Target’s common shareholder approval.

Neither Merger can be completed unless the applicable Target’s common shareholders approve the applicable merger proposal, which (i) in the case of Arlington, requires the affirmative vote of a majority of the votes cast at the Arlington special meeting in accordance with the Virginia Stock Corporation Act, as amended and the governing documents of Arlington, provided a quorum is present, and (ii) in the case of Great Ajax, requires the affirmative vote of holders of shares entitled to cast a majority of all the votes entitled to be cast thereon at the Great Ajax special meeting in accordance with the Maryland General Corporation Law, as amended, and the governing documents of Great Ajax, provided a quorum is present. If the required shareholder approval is not obtained from the applicable Target’s common shareholders, the applicable Merger and related transactions cannot be completed. Neither Merger is expressly or implicitly conditioned on the consummation of the transactions or the satisfaction or waiver of any of the conditions to the consummation of the other Merger.

The applicable Merger Agreement may be terminated under certain circumstances.

Either EFC or the applicable Target may terminate the applicable Merger Agreement under certain circumstances, including, but not limited to, (a) if the other party to the applicable Merger Agreement breaches certain covenants or other agreements contained in the applicable Merger Agreement, (b) if any governmental entity of competent jurisdiction issues a final and non-appealable order, decree, ruling or injunction or takes any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the applicable Merger, (c) if the applicable Target’s board of directors changes its recommendation to its shareholders regarding the applicable Merger, (d) if the applicable Target’s common shareholders fail to approve the applicable merger proposal at the applicable Target’s special meeting and (e) (i) with respect to Arlington, if the Merger has not been consummated by 5:00 p.m., New York, New York time on December 29, 2023, and (ii) with respect to Great Ajax, if the Merger has not been consummated by 5:00 p.m., New York, New York time on January 31, 2024; provided that, the termination right described in this clause (e) will not be available to a party whose breach of any representation, warranty, covenant or agreement contained in the applicable Merger Agreement has been the cause of (or, in the case of the Great Ajax Merger Agreement, the primary cause of), or resulted in, the failure to consummate the applicable Merger on or before such date.

EFC may not terminate the applicable Merger Agreement or adjust the Arlington Exchange Ratio or Great Ajax Exchange Ratio, as applicable, solely due to a decrease in the market price of the applicable Target Common Stock or value of the applicable Target’s portfolio or an increase in the market price of EFC Common Stock or value of EFC’s portfolio.

While the market price of EFC Common Stock and the applicable Target Common Stock and the value of EFC’s and each Target's portfolio have fluctuated since the date of the applicable Merger Agreement and will continue to fluctuate until the applicable Closing occurs (which could be a significant period of time), EFC may not terminate either Merger Agreement or adjust the Arlington Exchange Ratio or Great Ajax Exchange Ratio, as applicable, based on a decrease in the market price of the applicable Target Common Stock or a reduction in the value of the applicable Target's portfolio or an increase in the price of EFC Common Stock or value of EFC’s portfolio. .

The market price of EFC Common Stock after the consummation of the applicable Merger may be affected by factors different from those affecting the price of EFC Common Stock or the applicable Target Common Stock before the applicable Merger.

The market price of EFC Common Stock may decline as a result of a Merger if the applicable Combined Company does not achieve the perceived benefits of the applicable Merger or the effect of the applicable Merger on the applicable Combined Company’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of each Merger, EFC stockholders will own interests in the Combined Company operating an expanded business with a different mix of assets, risks and liabilities. Holders of EFC Common Stock may not wish to continue to invest in the Combined Company, or for other reasons may wish to dispose of some or all of their shares of EFC Common Stock. If, following the effective time of a Merger, a large amount of EFC Common Stock is sold, the price of EFC Common Stock could decline.

Further, the Combined Company’s results of operations, as well as the market price of EFC Common Stock after the applicable Merger may be affected by factors in addition to those currently affecting EFC’s or the applicable Target’s results of operations and the market prices of EFC Common Stock and the applicable Target’s Common Stock, including differences in assets and capitalization, and factors related to the other pending Merger. Accordingly, EFC’s and the applicable Target’s historical market prices and financial results may not be indicative of these matters for the Combined Company after the Mergers.

Directors and executive officers of EFC may have interests in each of the Mergers that are different from, or in addition to, the interests of EFC stockholders.

Directors and executive officers of EFC may have interests in each of the Mergers that are different from, or in addition to, the interests of EFC stockholders generally. Following the consummation of the Mergers, all five of the current directors of the EFC Board are expected to continue as directors of the board of directors of the Combined Company and the executive officers of EFC are expected to continue as the executive officers of the Combined Company. The Combined Company will continue to be managed by EFC Manager under the terms of EFC’s management agreement, pursuant to which EFC Manager receives a management fee, which includes a “base” component and “incentive” component, and reimbursement for certain expenses incurred by it and its affiliates in rendering management services to EFC. As a result of each Merger and contribution of the surviving company of each Merger to the EFC Operating Partnership in exchange for EFC OP Units, the equity of the EFC Operating Partnership will effectively include the additional equity attributable to the acquisitions of Arlington and Great Ajax. As a result, following each Merger, the amount of the management fees payable by EFC to EFC Manager will also increase, which gives EMG and EFC Manager (and therefore, EFC’s management), an incentive, not shared by EFC stockholders, to negotiate and effect each Merger, possibly on terms less favorable to EFC than would otherwise have been achieved. Each of EFC’s executive officers and one of its directors also serves as an officer of EFC Manager.

Completion of the applicable Merger may trigger change in control or other provisions in certain agreements to which the applicable Target is a party.

The completion of the applicable Merger may trigger change in control or other provisions in certain agreements to which the applicable Target is a party. If EFC and the applicable Target are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if EFC and the applicable Target are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to the applicable Target, and therefore, to EFC once the applicable Merger is consummated.

An adverse judgment in any litigation challenging either Merger may prevent the applicable Merger from becoming effective or from becoming effective within the expected timeframe.

It is possible that EFC stockholders or shareholders of either Target may file lawsuits challenging the applicable Merger or the other transactions contemplated by the applicable Merger Agreement, which may name EFC, the applicable Target, the EFC Board and/or the board of directors of the applicable Target as defendants. The outcome of such lawsuits cannot be assured, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the applicable parties from completing the applicable Merger on the agreed-upon terms, such an injunction may delay the consummation of the applicable Merger in the expected timeframe or may prevent the applicable Merger from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of EFC’s business and/or the applicable Target’s business.
Risks Related to the Combined Company Following the Mergers
Following the applicable Merger, the Combined Company may be unable to realize the anticipated benefits of either or both Mergers within the anticipated timeframe or at all.

Each Merger involves the combination of two companies that currently operate as independent public companies. In agreeing to each Merger, EFC management made a number of assumptions about each Target’s assets and liabilities. To the extent that EFC management overestimated the value of, and/or projected net income to be generated by, each Target’s assets, and/or underestimated each Target’s liabilities or was otherwise incorrect in its assumptions, the Combined Company may be unable to realize the anticipated benefits of either or both Mergers. In addition, EFC expects to benefit from certain operating expense efficiencies relating to the elimination of duplicative costs associated with supporting a public company platform and operating the businesses of EFC and the applicable Target and the spread of fixed costs across a larger equity base. The Combined Company will be required to devote significant management attention and resources to the integration of EFC’s and the applicable Target’s businesses. The potential difficulties the Combined Company may encounter in combining the companies include, but are not limited to, the following:

•the inability to successfully combine EFC’s and the applicable Target’s businesses and investment portfolios in a manner that permits the Combined Company to achieve the expense efficiencies expected to result from the applicable Merger, which would result in the anticipated benefits of the applicable Merger not being realized in the timeframe currently anticipated or at all;
•the inability of the Combined Company to successfully redeploy any capital acquired in connection with the applicable Merger and into EFC’s targeted asset classes at investment returns EFC expects or in the expected timetable;
•the complexities of combining two or, if both Mergers are completed, three companies with different histories and portfolio assets;
•potential unknown liabilities of the applicable Target or associated with either Merger and unforeseen increased expenses, delays or conditions associated with either Merger; and
•performance shortfalls as a result of the diversion of management’s attention caused by completing each Merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the combination process could result in the distraction of the Combined Company’s management, the disruption of the Combined Company’s ongoing business or inconsistencies in its operations, services, standards, controls, policies and procedures, any of which could adversely affect the Combined Company’s ability to deliver investment returns to stockholders, to maintain relationships with its key stakeholders or to achieve the anticipated benefits of the applicable Merger, or could otherwise materially and adversely affect the Combined Company’s business and financial results.

Following each Merger, the Combined Company may not pay dividends at or above the rate currently paid by EFC.

Following each Merger, the Combined Company’s stockholders may not receive any dividends (or may not receive them at the same rate that EFC stockholders received dividends prior to the Merger) for various reasons, including the following:

•the Combined Company may not have enough cash to pay such dividends due to changes in its cash requirements, capital spending plans, cash flow or financial position;
•decisions on whether, when and in what amounts to make any future dividends will remain at all times entirely at the discretion of the Combined Company’s board of directors, which reserves the right to change its dividend practices at any time and for any reason;

•the ability of the Combined Company to declare and pay dividends on its common stock will be subject to the preferential rights of the preferred stock of EFC and the preferential rights, if any, of holders of any other class or series of the Combined Company’s capital stock; and
•the amount of dividends that the Combined Company’s subsidiaries may distribute to the Combined Company may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

The Combined Company’s common stockholders will have no contractual or other legal right to dividends that have not been authorized by its board of directors and declared by the Combined Company.

The Combined Company will have a significant amount of indebtedness and may need to incur more in the future.

The Combined Company will have substantial indebtedness following completion of each Merger. In addition, in connection with executing its business strategies following each Merger, EFC expects to evaluate the possibility of investing in additional target assets and making other strategic investments, and it may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for the Combined Company, including:

•hindering its ability to adjust to changing market, industry or economic conditions;
•limiting its ability to access the capital markets to raise additional equity or refinance maturing debt on favorable terms or to fund acquisitions or emerging businesses;
•limiting the amount of cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;
•limiting its ability to deduct interest under Section 163(j) of the Internal Revenue Code of 1986, as amended (the “Code”);
•making it more vulnerable to economic or industry downturns, including interest rate increases; and
•placing it at a competitive disadvantage compared to less leveraged competitors.

Moreover, the Combined Company may be required to raise substantial additional capital to execute its business strategy. The Combined Company’s ability to arrange additional financing will depend on, among other factors, its financial position and performance, as well as prevailing market conditions and other factors beyond its control. If the Combined Company is unable to obtain additional financing, its credit ratings could be adversely affected, which could raise its borrowing costs and limit its future access to capital and its ability to satisfy its obligations under its indebtedness.

EFC is expected to incur substantial expenses related to the Mergers.

EFC and both Targets have incurred substantial legal, accounting, financial advisory and other costs, and the management teams of EFC and both Targets have devoted considerable time and effort in connection with the Mergers. EFC and the applicable Target may incur significant additional costs in connection with the completion of the applicable Merger or in connection with any delay in completing the applicable Merger or termination of the applicable Merger Agreement, in addition to the other costs already incurred. If either Merger is not completed, EFC will bear certain fees and expenses associated with the applicable Merger without realizing the benefits of the applicable Merger. If either Merger is completed, the fees and expenses may be significant and could have an adverse impact on the Combined Company’s results of operations.

Although EFC has assumed that a certain level of transaction and integration expenses would be incurred, there are a number of factors beyond the control of EFC that could affect the total amount or the timing of the integration expenses. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the transaction and integration expenses associated with the applicable Merger could, particularly in the near term, exceed the savings that EFC expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings related to the integration of the businesses following the completion of the applicable Merger.

The unaudited pro forma condensed combined financial information included elsewhere in this Current Report on Form 8-K may not be representative of the Combined Company’s results after either or both Mergers and accordingly, you have limited financial information on which to evaluate the Combined Company following the Mergers.

The unaudited pro forma condensed combined financial information included elsewhere in this Current Report on Form 8-K has been presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that actually would have occurred had the Mergers been completed as of the date indicated, nor is it indicative of the future operating results or financial position of the Combined Company following the Mergers. The unaudited pro forma condensed combined financial information does not reflect future events that may occur after either or both Mergers. The unaudited pro forma condensed combined financial information presented elsewhere in this Current Report on Form 8-K is based in part on certain assumptions regarding each Merger that EFC believes are reasonable under the circumstances. However, such assumptions are based on values for mortgage assets in a market environment that is highly volatile and undue reliance should not be placed on such assumptions. EFC cannot assure you that the assumptions will prove to be accurate over time.

The Combined Company may incur adverse tax consequences if Arlington, Arlington’s subsidiary REIT, Great Ajax, Great Ajax II REIT, Inc. or any other entity intended to be treated as a REIT failed to qualify as a REIT for U.S. federal income tax purposes.

EFC believes that Arlington and Great Ajax have each operated in a manner that has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code and intend to continue to do so up to the time of the applicable Merger. EFC believes that the subsidiary REIT owned by Arlington qualified as a REIT for U.S. federal income tax purposes through its liquidation on June 24, 2019 (such REIT, the “Arlington Subsidiary REIT”). Arlington has neither requested nor currently plans to request a ruling from the U.S. Internal Revenue Service (the “IRS”) that it qualifies, or that the Arlington Subsidiary REIT qualified, as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Arlington may affect its, or the Arlington Subsidiary REIT’s, ability to qualify as a REIT. In order to qualify as a REIT, Arlington must satisfy, and the Arlington Subsidiary REIT must have satisfied, a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually to at least 90% of its net taxable income, excluding any net capital gains.

EFC believes that Great Ajax II REIT, Inc. (such REIT, the “Great Ajax Subsidiary REIT”) has qualified as a REIT for U.S. federal income tax purposes and intends for the Great Ajax Subsidiary REIT to continue to do so. Great Ajax has neither requested nor currently plans to request a ruling from the IRS that it qualified and qualifies, or that the Great Ajax Subsidiary REIT qualified and qualifies, as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The determination of various factual matters and circumstances not entirely within the control of Great Ajax may affect its, or the Great Ajax Subsidiary REIT’s, ability to qualify as a REIT. In order to qualify as a REIT, Great Ajax must have satisfied and continue to satisfy, and the Great Ajax Subsidiary REIT must satisfy and must have satisfied, a number of requirements, including requirements regarding the ownership of its stock and the composition of its gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually to at least 90% of its net taxable income, excluding any net capital gains.

While EFC believes that the Arlington Subsidiary REIT qualified as a REIT under the Code, Arlington joined the Arlington Subsidiary REIT in filing a “protective” TRS election under Section 856(l) of the Code for each taxable year in which it owned an interest in such Arlington Subsidiary REIT. EFC cannot assure you that such “protective” TRS election would be effective to avoid adverse tax consequences if the Arlington Subsidiary REIT were to have failed to qualify as a REIT. Moreover, even if the “protective” election were to be effective, the Arlington Subsidiary REIT would be subject to regular corporate income tax for such taxable years. In addition, the dividends Arlington received from the Arlington Subsidiary REIT would not have qualified as good income for purposes of the 75% gross income test, and EFC cannot assure you that Arlington would not have failed to satisfy the requirement that not more than 20% of the value of its total assets may be represented by the securities of one or more TRSs. If Arlington has failed or fails (or the Arlington Subsidiary REIT failed) to qualify as a REIT and the Arlington Merger is completed, the Combined Company may inherit significant tax liabilities, because the Combined Company, as the successor by the Arlington Merger to Arlington and the Arlington Subsidiary REIT, would be subject to any corporate income tax liabilities of Arlington and the Arlington Subsidiary REIT, including penalties and interest, attributable to the years prior to the Arlington Merger that Arlington or the Arlington Subsidiary REIT failed to qualify as a REIT.

Further, if Great Ajax has failed or fails (or the Great Ajax Subsidiary REIT failed or fails) to qualify as a REIT and the Great Ajax Merger is completed, the Combined Company may inherit significant tax liabilities, because the Combined Company, as the successor by the Great Ajax Merger to Great Ajax and the Great Ajax Subsidiary REIT, would be subject to any corporate income tax liabilities of Great Ajax and the Great Ajax Subsidiary REIT, including penalties and interest, attributable to the years and the period prior to the Great Ajax Merger that Great Ajax or the Great Ajax Subsidiary REIT failed to qualify as a REIT. If any other entity intended to be treated as a REIT owned by Great Ajax failed to qualify as a REIT for U.S. federal income tax purposes, such entity would also be subject to corporate income tax liabilities and the amount available to be distributed to the Combined Company would be reduced.